Exhibit (a)(12)

                    SUPERMARKETS GENERAL HOLDINGS CORPORATION

                  200 Milik Street, Carteret, New Jersey 07008

FOR IMMEDIATE RELEASE

                                                          Contact: Harvey Gutman
                                                                   732-499-3205

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Carteret, New Jersey, May 19, 1999. Supermarkets General Holdings Corporation
("SMGH") announced today that it and the other defendants in a purported stockholder class action lawsuit have reached an agreement in principle with the plaintiff to settle. The lawsuit, entitled Wolfson v. Supermarkets General Holding Corporation, et. al., C.A. No. 17047, was filed on March 23, 1999, on behalf of the holders of the SMGH preferred stock against SMGH and its directors, its parent company SMG-II Holdings Corporation and Royal Ahold's wholly-owned subsidiary Ahold Acquisition, Inc.

The action relates to the pending tender offer by Ahold Acquisition to purchase all of the outstanding shares of preferred stock of SMGH at $38.25 per share that was announced on March 9, 1999. The offer has been made pursuant to an agreement under which Royal Ahold, the international food retailer, will acquire all of the outstanding shares of the capital stock of SMG-II. SMG-II controls the U.S. supermarket company Pathmark Stores, Inc.

The proposed settlement is subject to, among other things, execution of a definitive settlement agreement and related documentation with the plaintiff and the approval of the settlement by the Court of Chancery of the State of Delaware (the "Court"). Upon such approval becoming final, SMGH and Ahold Acquisition have agreed that Ahold Acquisition will increase the offer price in its tender offer to $40.25 per share of SMGH preferred stock, less any fees and expenses awarded to plaintiff's counsel by the Court. Plaintiff's counsel currently intends to apply to the Court for an award of fees and expenses in an aggregate amount of $1,956,268.40, or $0.40 per share of SMGH preferred stock. Thus, if the Court approves the settlement and the counsel for the plaintiff's petition for fees and expenses in full, the amended offer price will be $39.85 per share of SMGH preferred stock.

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